Exhibit 32.1

Certification Pursuant to
18 U.S.C. §1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of GOTTSCHALKS Inc. Retirement Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 28, 2007

/s/ Marci Madsen
Marci Madsen
Member of the GOTTSCHALKS Inc. Retirement
Savings Plan Administration Committee,
GOTTSCHALKS Inc.
Director of Human Resources

/s/ J. Gregory Ambro
J. Gregory Ambro
Member of the GOTTSCHALKS Inc. Retirement
Savings Plan Administration Committee,
GOTTSCHALKS Inc.
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to GOTTSCHALKS Inc. Retirement Savings Plan and will be retained by GOTTSCHALKS Inc. Retirement Savings Plan and furnished to the Securities and Exchange Commission or its staff upon request.